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                           December 23, 2022

       Jilliene Helman
       Chief Executive Officer, President and Director
       RealtyMogul Apartment Growth REIT, Inc.
       10573 W. Pico Blvd.
       PMB #603
       Los Angeles, CA 90064

                                                        Re: RealtyMogul
Apartment Growth REIT, Inc.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed December 21,
2022
                                                            File No. 024-11298

       Dear Jilliene Helman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Jeffrey Gabor at 202-551-2544 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Lauren B. Prevost, Esq.